FOR IMMEDIATE RELEASE	December 17, 2015

Micromem Corporate Update

Toronto, New York, December 17, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to provide the following update.

The LIBS project is approved by Micromem’s partner for delivery and an initial purchase order for 4 units has been received, at an approximate sale price of USD $42,000 per unit. Micromem’s partner will deliver the 4 units to their clients for evaluation and to demonstrate the performance of the product. The partner has already delivered further purchase orders for more units, once we have those numbers we will follow up with another press release. The purchase order will be booked by Micromem as product sales and no longer form part of development. A follow up press release has been submitted for approval to the partner providing more detail.

The Interwell Tracer device has undergone and completed its lab trials under the supervision of its American oil company partner and has been approved. As a result of the successful test the oil company partner has accepted a final invoice of approximately USD $193,000 and will remit payment in the first week of January 2016. MAST is now working through the next contract with the partner to begin work on building the Interwell Tracer units for field trials. A follow up press release detailing that information is also being prepared. The units that will be delivered for field trials are also product sales and not research and development. Under the deployment proposal the partner will take 2,000 units over a 4 year period at an approximate sale price of USD $100,000 per Interwell Tracer device.

The oil pan plug sensor suite units have now been delivered to the automotive partner for evaluation. Results are already being received by Micromem from the tier one manufacturer and all indications to this point are that the app software and the Micromem technology are operating and providing correct information to the driver.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-QX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 197,176,368
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com